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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68292

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2019** AND ENDING **12/31/2019**

　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SSG Capital Advisors, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Barr Harbor Drive, Suite 420

(No. and Street)

West Conshohocken　　　　Pennsylvania　　　　**19428**

　　　(City)　　　　　　　　　　　　(State)　　　　　　　(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Chesen　　　　　　　　　　　　(610) 940-5801

　　　　　　　　　　　　　　　　　　　(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP

(Name – *if individual, state last, first, middle name*)

1600 Market Street, 32nd FL	**Philadelphia**	**PA**	**19103**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ Mark Chesen _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ SSG Capital Advisors, LLC _____ , as

of _____ December 31 _____ , 20 19 ___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

Commonwealth of Pennsylvania - Notary Seal
LORI MICHELE WEXLER - Notary Public
Montgomery County
My Commission Expires Jun 1, 2023
Commission Number 1262887

_____ Signature

Managing Director
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SSG CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2019

SSG CAPITAL ADVISORS, LLC

CONTENTS


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Directors of
SSG Capital Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of SSG Capital Advisors, LLC (the "Company") as of December 31, 2019, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Supplemental Information

The supplemental information contained in Schedules I, II, and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2009.

Marcum LLP

Philadelphia, PA
March 13, 2020

SSG CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

Assets

Cash and cash equivalents	$ 749,414
Total Assets	**$ 749,414**

Liabilities and Member's Equity

Accounts payable and accrued expenses	$ 37,579
Total Liabilities	37,579
Member's Equity	711,835
Total Liabilities and Member's Equity	$ 749,414

The accompanying notes are an integral part of these financial statements.

SSG CAPITAL ADVISORS, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2019

Revenue	
Fee income	$3,878,618
Commission income, net	40,723
Total Revenue	3,919,341
Expenses	
Commissions	3,454,266
Service fees – SSG Advisors, LLC	540,000
Professional fees	52,194
Regulatory and other fees	22,041
Other	50,372
Total Expenses	4,118,873
Loss from Operations	(199,532)
Interest Income	9,804
Net Loss	$ (189,728)

The accompanying notes are an integral part of these financial statements.

SSG CAPITAL ADVISORS, LLC

STATEMENT OF MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2019

Balance – Beginning of year	$ 351,563
Net Loss	(189,728)
Contributions	550,000
Balance – End of year	$ 711,835

The accompanying notes are an integral part of these financial statements.

SSG CAPITAL ADVISORS, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2019

Cash Flows From Operating Activities

Net Loss	$(189,728)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in assets and liabilities:	
Accounts receivable	150,000
Prepaid commissions	18,500
Commissions payable	(624,895)
Accounts payable and accrued expenses	2,763
Deferred revenue	(70,667)
Concession Receivable	675,562
Net Cash Used in Operating Activities	(38,465)
Cash Flows Provided by Financing Activities	
Contributions	550,000
Net Increase in Cash and Cash Equivalents	511,535
Cash and Cash Equivalents – Beginning of year	237,879
Cash and Cash Equivalents – End of year	$ 749,414

The accompanying notes are an integral part of these financial statements.

SSG CAPITAL ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2019

NOTE 1 - NATURE OF BUSINESS

SSG Capital Advisors, LLC (the "Company"), which is wholly-owned by SSG Holdings, LLC (the "Parent"), is an investment banking firm specializing in advising middle market businesses in special situations, mergers and acquisitions, private placements of debt and equity, financial restructurings and valuation analysis. The Company was approved to be registered as a broker-dealer with the Financial Industry Regulatory Authority ("FINRA"), effective April 7, 2010. The Parent provides capital contributions for the operation of the Company as necessary.

The Parent's non-securities investment banking business is transacted in SSG Advisors, LLC (the "Affiliate"). SSG Advisors, LLC is also wholly owned by SSG Holdings, LLC.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

The Company accounts for revenue in accordance with Accounting Standards Codification Topic 606, Revenue from Contracts with Customers.

The Company typically enters into contracts with clients calling for periodic retainer fees to be paid during the term of the arrangement, and a success fee to be paid out once the merger, acquisition, sale, restructuring, or financing (the "Transaction") is completed. This Transaction fee is typically based on a percentage of the total value of the Transaction, although in certain cases it may be a flat fee. At times, the Company is paid certain success fees, subsequent to the date the Transaction is completed, such as when its clients receive contingent earn-out payments. The variable consideration relating to success fees is recognized as revenue when it is probable that a significant revenue reversal will not occur. The Company's services within its contract represent a single performance obligation as all activities to be performed within the context of the contract are inputs to the combined output of finalizing each Transaction. The Company recognizes revenue over time on a time elapsed method for those contracts that provide an enforceable right to payment for performance completed to date, and recognizes revenue at a point in time for those contracts that do not provide this enforceable right to payment. Transaction fee revenue represented 93.1% ($3,649,000) of total revenue in 2019.

In addition, the Company enters into contracts with general partners of private equity funds calling for periodic retainer fees paid during the term of the arrangement, and a

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

REVENUE RECOGNITION (CONTINUED)

transaction fee to be paid out once a private placement ("Private Placements Fee") is completed. This Private Placement Fee is typically based on a percentage of the total value of investor commitments and is paid out over a 24 to 36 month period. The variable consideration relating to private placement fees is recognized as revenue when it is probable that a significant revenue reversal will not occur. The Company's services within its contract represent a single performance obligation as all activities to be performed within the context of the contract are inputs to the combined output of completing each private placement. Accordingly, the Company recognizes retainer fees and Private Placement Fees as revenue at a point in time. The Company's contract assets and liabilities are impacted by private placement transactions based upon the timing of payments in relation to the recognition of revenue. Commissions to representatives are due to be paid upon collection of the related concession receivable. The period in which the deferred revenue will be recognized as revenue is dependent on the amount of time required to finalize each private placement transaction. Private Placement Fee revenue represented 5.9% ($229, 618) of total revenue in 2019.

During 2018, the Company was assigned concession receivables relating to private placements that were completed by a broker representative prior to being registered with the Company. The Company earns a commission for the Private Placement Fees that are subsequently collected. The Company recognizes its related commission revenue as an agent at a point in time as each payment is received which totaled $40,723 in 2019. The representative associated with the Private Placement Fees registered with another Broker Dealer as of December 31, 2019 and all customer contracts including related receivables and payables were assigned to this other Broker Dealer prior to December 31, 2019.

The Company recognizes a contract asset for costs to fulfill a contract when commissions are paid to representatives based on the receipt of contract retainer payments. These amounts will be expensed when the related performance obligation is satisfied. There were no contract assets or liabilities as of December 31, 2019.

The Company recognized approximately $50,000 as revenue during the year ended December 31, 2019 relating to performance obligations that were satisfied in prior periods.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash and a money market account.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ACCOUNTS RECEIVABLE, NET

Accounts receivable are recorded when the Company has an unconditional right to payment. The carrying value of the Company's accounts receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value. The Company estimates its allowance for doubtful accounts based on historical collection trends, type of customer, the age of outstanding receivables and existing economic conditions. If events or changes in circumstances indicate that specific balances may be impaired, further consideration is given to the collectability of those balances and the allowance is adjusted accordingly. Past-due receivable balances are written off when the Company has exhausted collection efforts and have been unsuccessful in collecting the amount due. No allowance for doubtful accounts was necessary in 2019.

INCOME TAXES

The Company is not subject to income taxes at the federal and state levels. The Member is responsible for the tax liability, if any, related to its proportionate share of the Company's taxable income. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. The Company is a pass-through entity and the Member has concluded there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. The Member's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, tax authorities may examine the Company's tax returns for three years from the date of filing and the current and prior three years remain subject to examination as of December 31, 2019.

The Tax Cuts and Jobs Act (the "Act"), which was enacted on December 22, 2017, made key changes to the U.S. tax law, including the reduction of the U.S. federal corporate tax rate. Accounting Standards Codification 740 requires the effects of changes in tax rates and laws on deferred tax balances to be recognized in the period in which the legislation is enacted. Since the earnings and losses of the Company are passed through to its member, the Company concluded that there was no impact to the financial statements for the year ended December 31, 2019.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. Accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to certain limits. The Company maintains cash and cash equivalents with a bank that at times exceeds applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with high-quality financial institutions. The Company has not experienced losses in such accounts.

SUBSEQUENT EVENTS

Management evaluated subsequent events occurring through the financial statement issuance date and determined that there were no other events or transactions occurring that require recognition or disclosure in the financial statements.

NOTE 3– RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with its affiliate, SSG Advisors, LLC. The Company pays a monthly service fee to the affiliate for its portion of indirect operating expenses (including payroll, rent, office supplies, computer and other operating expenses). During the year ended December 31, 2019, the Company incurred and paid the affiliate service fees of $540,000.

NOTE 4 - NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company operates pursuant to the (k)(2)(i) exemptive provisions of the Securities and Exchange Commission (SEC) Rule 15c3-3. As such, the Company is required to compute net capital in accordance with SEC Rule 15c3-1, which requires the maintenance of minimum net capital the greater of $5,000 or 6 2/3% of aggregate indebtedness. As of December 31, 2019, the Company had net capital of $160,438 which

NOTE 4 - NET CAPITAL REQUIREMENTS (CONTINUED)

was $121,266 in excess of the required net capital of $39,172. The ratio of aggregate indebtedness to net capital was 366.23% as of December 31, 2019. In accordance with SEC Rule 15c3-1, the Company has deemed the $550,000 of contributions made in 2019 as a temporary capital contribution for purposes of the net capital calculation as a result of it being contributed and distributed within a one-year period. As a result of a distribution of $490,000 made in January 2020, the Company was required to recalculate its net capital requirements for the preceding one-year period treating the $550,000 as a temporary capital contribution which caused not to be in compliance with net capital during certain periods in 2019. However, as of December 31, 2019, the Company was in compliance with its net capital requirements, as noted above.

NOTE 5 – REGULATORY COMPLIANCE

The Company claims exemptions under the exemptive provisions of Rule 15c-3 under sub paragraph (k)(2)(i). The Company does not carry customer accounts and does not otherwise hold funds or securities.

NOTE 6 – MAJOR CLIENTS

The Company had 3 major clients representing 87% of total revenue in 2019.

SSG CAPITAL ADVISORS, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2019

SCHEDULE I

NET CAPITAL

Total member's equity	$ 711,835
Less:	
Temporary capital contributions	(550,000)
Other receivables	(1,397)
Net capital	$ 160,438

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accrued expenses and other liabilities	$ 37,579
Add:	
Temporary capital contributions	550,000
Total aggregate indebtedness	$ 587,579

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 39,172
Excess net capital	$ 121,266
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$ 101,680
Percentage of Aggregate indebtedness to net capital	366.23%

RECONCILIATION WITH COMPANY'S COMPUTATION

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2019, amended on March 3, 2020.

See report of independent registered public accounting firm.

SSG CAPITAL ADVISORS, LLC

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2019

SCHEDULE II

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

See report of independent registered public accounting firm.

SSG CAPITAL ADVISORS, LLC

SCHEDULE III – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2019

SCHEDULE III

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

See report of independent registered public accounting firm.

SSG CAPITAL ADVISORS, LLC

BROKER DEALERS ANNUAL EXEMPTION REPORT

FOR THE YEAR ENDED DECEMBER 31, 2019

SSG CAPITAL ADVISORS, LLC

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying SSG Capital Advisors, LLC Broker Dealers Annual Exemption Report, in which (1) SSG Capital Advisors, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: ((2)(i)) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent year ended December 31, 2019 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Marcum LLP

Philadelphia, PA
March 13, 2020



MARCUMGROUP
MEMBER

Marcum LLP ▪ 1601 Market Street ▪ 4th Floor ▪ Philadelphia, Pennsylvania 19103 ▪ **Phone** 215.297.2100 ▪ **Fax** 215.297.2101 ▪ **www.marcumllp.com**

SSG CAPITAL ADVISORS, LLC

BROKER DEALERS ANNUAL EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2019

We, as members of management of SSG Capital Advisors, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:
SSG Capital Advisors, LLC claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

Statement Regarding Meeting Exemption Provision:
SSG Capital Advisors, LLC met the aforementioned exemption provisions throughout the most recent year ended December 31, 2019 without exception.

_____
Mark E. Chesen
Managing Director

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended **12/31/2019**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

> 8*8*******1444********************MIXED AADC 220
> 68292   FINRA   DEC
> SSG CAPITAL ADVISORS LLC
> 300 BARR HARBOR DR STE 420
> W CNSHOHOCKEN, PA 19428-2998

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Matthew Karlson 610-940-5804

2. A. General Assessment (item 2e from page 2) .... $ _5,879_

   B. Less payment made with SIPC-6 filed (**exclude interest**) .... (_5,358_)

   7/29/2019
   Date Paid

   C. Less prior overpayment applied .... (_0_)

   D. Assessment balance due or (overpayment) .... _521_

   E. Interest computed on late payment (see instruction E) for____days at 20% per annum ... _0_

   F. Total assessment balance and interest due (or overpayment carried forward) ... $ _521_

   G. **PAYMENT:** √ the box
      Check mailed to P.O. Box ☒   Funds Wired ☐   ACH ☐
      Total (must be same as F above) .... $ _521_

   H. Overpayment carried forward .... $(_0_)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SSG Capital Advisors, LLC
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Managing Director
(Title)

Dated the 13th day of March , 20 20 .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____   _____   _____
        Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions: _____

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2019**
and ending **12/31/2019**

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 3,919,341

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)

Total deductions

2d. SIPC Net Operating Revenues $ 3,919,341

2e. General Assessment @ .0015 $ 5,879

(to page 1, line 2.A.)